Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$70,133	$81,859
Short-term deposits	-	2,159
Restricted cash	1,313	2,592
Trade receivables, (net of allowance for credit losses of $1,162 and $1,104 as of June 30, 2022 and December 31, 2021, respectively)	51,303	39,161
Contract assets	29,310	26,008
Inventories	32,156	28,432
Other current assets	22,458	14,607
Held for sale asset	4,276	4,587

Total current assets	210,949	199,405

LONG-TERM ASSETS:
Restricted cash	12	12
Long-term contract assets	11,845	12,539
Severance pay funds	5,937	6,795
Deferred taxes	15,885	17,551
Operating lease right-of-use assets	3,845	4,478
Other long-term assets	11,225	10,456

Total long-term assets	48,749	51,831

PROPERTY AND EQUIPMENT, NET	72,410	72,391

INTANGIBLE ASSETS, NET	419	640

GOODWILL	43,468	43,468

Total assets	$375,995	$367,735

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$24,010	$19,776
Accrued expenses	47,654	49,202
Advances from customers and deferred revenues	31,932	24,373
Operating lease liabilities	1,747	1,818
Other current liabilities	15,458	13,339

Total current liabilities	120,801	108,508

LONG-TERM LIABILITIES:
Accrued severance pay	6,548	7,292
Long-term advances from customers	722	1,209
Operating lease liabilities	2,056	2,283
Other long-term liabilities	132	120

Total long-term liabilities	9,458	10,904

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2022 and December 31, 2021; Issued and outstanding: 56,608,016 and 56,539,237 shares as of June 30, 2022 and December 31, 2021, respectively	2,711	2,706
Additional paid-in capital	930,927	929,871
Accumulated other comprehensive loss	(7,977)	(6,357)
Accumulated deficit	(679,925)	(677,897)

Total shareholders' equity	245,736	248,323

Total liabilities and shareholders' equity	$375,995	$367,735

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2022	2021
		As Restated (1)
Revenues:
Products	$63,830	$66,280
Services	43,033	31,889

Total revenues	106,863	98,169

Cost of revenues:
Products	49,274	49,917
Services	21,432	19,153

Total cost of revenues	70,706	69,070

Gross profit	36,157	29,099

Operating expenses:
Research and development, net	16,386	15,660
Selling and marketing	10,310	10,468
General and administrative	8,555	6,938
Impairment of held for sale asset	439	-

Total operating expenses	35,690	33,066

Operating income (loss)	467	(3,967)

Financial expenses, net	(1,663)	(757)

Loss before taxes on income	(1,196)	(4,724)
Taxes on income	832	474

Net loss	$(2,028)	$(5,198)

Loss per share (basic and diluted)	$(0.04)	$(0.09)

Weighted average number of shares used in computing loss per share:
Basic	56,574,296	56,269,941
Diluted	56,574,296	56,269,941

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
		As Restated (1)

Net loss	$(2,028)	$(5,198)

Other comprehensive loss:
Foreign currency translation adjustments	135	(37)
Change in unrealized loss on hedging instruments, net	(2,397)	(135)
Less - reclassification adjustments for net loss (gain) realized on hedging instruments, net	642	(5)

Total other comprehensive loss	(1,620)	(177)

Comprehensive loss	$(3,648)	$(5,375)

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except number of ordinary shares data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
					As Restated (1)
Balance as of December 31, 2020 (1)	55,559,638	$2,647	$928,626	$(6,017)	$(674,864)	$250,392

Stock-based compensation of options	-	-	306	-	-	306
Exercise of stock options	951,313	58	(58)	-	-	-
Comprehensive loss (1)	-	-	-	(177)	(5,198)	(5,375)

Balance as of June 30, 2021 (1)	56,510,951	$2,705	$928,874	$(6,194)	$(680,062)	$245,323

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2021	56,539,237	$2,706	$929,871	$(6,357)	$(677,897)	$248,323

Stock-based compensation of options	-	-	1,061	-	-	1,061
Exercise of stock options	68,779	5	(5)	-	-	-
Comprehensive loss	-	-	-	(1,620)	(2,028)	(3,648)

Balance as of June 30, 2022	56,608,016	$2,711	$930,927	$(7,977)	$(679,925)	$245,736

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
		As Restated (1)
Cash flows from operating activities:

Net loss	$(2,028)	$(5,198)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,683	4,646
Impairment of held for sale asset	439	-
Stock-based compensation of options	1,061	306
Changes in operating assets and liabilities:
Accrued severance pay, net	114	(128)
Deferred taxes, net	1,664	185
Increase in trade receivables, net	(11,883)	(7,357)
Decrease (increase) in contract assets	(2,608)	21,647
Increase in other assets and receivables	(7,763)	(4,009)
Decrease (increase) in inventories, net	(4,075)	1,774
Increase (decrease) in trade payables	4,205	(790)
Decrease in accrued expenses	(1,690)	(1,802)
Increase (decrease) in advances from customers and deferred revenues	7,010	(338)
Decrease in other liabilities	(810)	(194)

Net cash provided by (used in) operating activities	(10,681)	8,742

Cash flows from investing activities:

Purchase of property and equipment	(4,515)	(3,572)
Repayment of (investment in) short term deposits	2,159	(2,159)

Net cash used in investing activities	(2,356)	(5,731)

Cash flows from financing activities:

Dividend payment	-	(35,003)
Repayment of long-term loan	-	(4,000)

Net cash used in financing activities	-	(39,003)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	32	(161)

Decrease in cash, cash equivalents and restricted cash	(13,005)	(36,153)
Cash, cash equivalents and restricted cash at the beginning of the period	84,463	115,958

Cash, cash equivalents and restricted cash at the end of the period (C)	$71,458	$79,805

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

		Six months ended June 30,
		2022	2021
Supplementary disclosure of cash flows activities:

(A)	Cash paid during the period for:

	Interest	$-	$97

	Income taxes	$781	$243

(B)	Non-cash transactions:

	Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$438	$251

	New operating lease assets obtained in exchange for operating lease liabilities	$1,025	$419

(C)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed interim consolidated balance sheets:

	June 30,
	2022	2021

Cash and cash equivalents	$70,133	$57,882
Restricted cash - Current	1,313	21,910
Restricted cash - Long-Term	12	13

Cash, cash equivalents and restricted cash	$71,458	$79,805

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -	GENERAL

a.
Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive solutions and end-to-end services, powered by its technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, high power Solid-State Power Amplifiers ("SSPAs"), Block Up Converters ("BUCs") and Transceivers. The Company’s solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

The Company operates in three business segments consisting of Satellite Networks, Integrated Solutions and Network Infrastructure and Services. For additional information, including major customers, geographic and segment information, see Note 10.

b.
The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.
The ongoing COVID-19 pandemic continues to have an adverse effect on the Company’sindustry and the markets in which the Company operates. The COVID-19 outbreak significantly impacted the travel and aviation markets in which the Company’s significant IFC customers operate and has resulted in a significant reduction of the Company’s business with some of these customers. The Company has also experienced postponed and delayed orders in certain other areas of its businesses. Further, the guidance of social distancing, lockdowns, quarantines and the requirements to work from home in various key territories such as Israel, Peru, California, Australia, Bulgaria, China and other countries, in addition to greatly reduced travel globally, has resulted in a substantial curtailment of business activities, which has affected and is likely to continue to affect the Company’s ability to conduct fieldwork as well as deliver products and services in the areas where restrictions are implemented by the local government. In addition, certain of the Company’s sales and support teams are unable to travel or meet with customers and the pandemic threat has caused operating, manufacturing, supply chain and project development delays and disruptions, labor shortages, travel and shipping disruptions and shutdowns (including as a result of government regulation and prevention measures). As a result, the Company experienced a significant reduction in business in 2020. Despite the recovery in the Company’s business in 2021 and in the six months ended June 30, 2022, revenues have not yet reached the 2019 level. In the six months ended June 30, 2022 the Company’s revenues were $106,863, compared to $98,169 in the comparable period of 2021 and to $86,040 in the comparable period of 2020. While the Company expects that the adverse effects of COVID-19 will be eased by global vaccination and testing and reduced restrictions on travel, it is still likely to continue to adversely impact the Company by its negative impact on the Company’s ability to generate revenues due to reduced end-market demand from IFC customers, governments and enterprises and the constraints on the Company’s ability to conduct fieldwork leading to order delays and cancellations. Given the current macro-economic environment and the uncertainties regarding the potential impact of COVID-19 and its different variants on the Company’s business, there can be no assurance that Company’s estimates and assumptions used in the measurement of various assets and liabilities in the condensed interim consolidated financial statements will prove to be accurate predictions of the future. If the Company’s assumptions regarding forecasted cash flows are not achieved, it is possible that an impairment review may be triggered and certain assets in the condensed interim consolidated financial statements may be impaired.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1:-GENERAL (Cont.)

COVID-19 related government assistance

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. As of June 30, 2022 and December 31, 2021, the Company had a $952 receivable balance from the United States government related to the CARES Act, which is presented within "Other current assets" on the Company's condensed interim consolidated balance sheets. In addition, the Company received additional COVID-19 related credits in different territories in which it operates which were not material to the Company’s condensed interim consolidated financial statements.

d.
Against the backdrop of the military conflict between Russia and the Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing in February 2022, and additional sanctions and restrictions may be imposed in the future. Theses sanctions and restrictions may materially restrict the Company’s business in Russia which mainly includes exports to Russia, which amounted to revenues of approximately $2,200 and $2,600 in the six months ended June 30, 2022 and 2021, respectively, and $6,300 in the year ended December 31, 2021, and may delay or prevent the Company from collecting funds and perform money transfers from Russia. While the Company’s business in Russia is limited in scope and not material to the Company’s operations, these restrictions may cause a reduction of the Company’s sales and impact our financial results. In addition, The Company receives manufacturing services from a global manufacturer’s facility in the Ukraine. While the manufacturer assured the Company that the operations of the plant have not been interrupted by the current military situation and has a recovery plan in place, there is no assurance that negative developments in the area in the future will not disrupt and materially adversely affect the Company’s business.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheets as of December 31, 2021 have been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on May 16, 2022. The significant accounting policies applied in the Company’s audited 2021 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements.

Restatement of previously issued condensed interim consolidated financial statements

The Company restated its condensed interim consolidated statements of income (loss) and comprehensive income (loss), condensed interim consolidated statement of changes in shareholders’ equity, and the condensed interim consolidated statement of cash flows for the six months ended June 30, 2021.

A summary of adjustments to certain previously reported financial information for comparative purposes is included in Note 13.

For further information regarding the restatement to our condensed interim financial statements for the six months ended June 30, 2021, please refer to Note 2 in the accompanying notes to the audited consolidated financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on May 16, 2022.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.Use of estimates:

The preparation of the condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, and stock-based compensation. Actual results could differ from those estimates.

c.Principles of consolidation:

The condensed interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

d.Recently issued accounting pronouncements – not yet adopted:

In March 2020, the FASB issued Update ASU 2020-04 'Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting' which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform. The amendments apply only to contracts and transactions that reference LIBOR or another reference rate expected to be discontinued as part of the reform. This ASU applies only to contracts or transactions entered into or evaluated before December 31, 2022. The Company continues to monitor what impact the discontinuance of LIBOR or another reference rate will have on the Company’s contracts and other transactions.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 3:-	INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2022	2021

Raw materials, parts and supplies	$11,291	$10,238
Work in progress and assembled raw materials	17,685	15,106
Finished products	3,180	3,088

	$32,156	$28,432

Inventory net write-offs amounted to $1,593 and $2,386 during the six months ended June 30, 2022 and 2021, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2022	2021
Cost:

Buildings and land	$83,083	$82,898
Computers, software and electronic equipment	52,904	49,822
Network equipment	30,628	31,604
Office furniture and equipment	3,718	3,573
Vehicles	235	235
Leasehold improvements	2,451	2,405

	173,019	170,537
Accumulated depreciation	100,609	98,146

Depreciated cost	$72,410	$72,391

Depreciation expenses amounted to $5,461 and $4,425 during the six months ended June 30, 2022 and 2021, respectively.

During the year ended December 31, 2021, a property of the Company in Germany was classified as held for sale. As the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year. The Company recognized an impairment of $439 in the condensed interim consolidated statements of income (loss) for the six months ended June 30, 2022.

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of June 30, 2022 and December 31, 2021 were $7,914 and $4,787, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $1,888 of the balance as of December 31, 2021 were recognized as revenues during the six months ended June 30, 2022.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-	DEFERRED REVENUES (CONT.)

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of June 30, 2022 is approximately $410,300. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 8-12 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year.

The Company elected to use the exemption of not disclosing the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts that have an original expected duration of one year or less.

For information regarding disaggregated revenues, please refer to note 10 (e).

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	Litigations:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda. (the "Brazilian Subsidiary"), for the payment of taxes allegedly due from the Brazilian Subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the Brazilian Subsidiary in final non-appealable decisions published in June 2017. As of June 30, 2022, the total amount of this claim, including interest, penalties and legal fees is approximately $6,879, of which approximately $767 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the Brazilian Subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the Brazilian Subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the Brazilian Subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to the statute of limitations and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the statute of limitations. In May 2022, the state attorney agreed to the suspension of the tax foreclosure. Based on Brazilian external counsel’s opinion, it is likely that the case will remain dormant for the foreseeable future. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-COMMITMENTS AND CONTINGENCIES (Cont.)

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A., ("GTH Peru"), initiated an arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru, ("MTC"), and the Programa Nacional de Telecomunicaciones ("PRONATEL"). The arbitration was related to the PRONATEL projects awarded to the Company in the years 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. GTH Peru main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $14,000. MTC applied to the Superior Court in Lima to declare such award null and void. In July 2019, the Superior Court rejected the annulment action. MTC filed a protective constitutional action against such ruling. In September 2019, the 11th Constitutional Court in Lima rejected MTC’s action declaring it inadmissible. MTC appealed the resolution. Recently, the Court confirmed the appealed resolution. This resolution has not been formally served yet. In parallel, in July 2019, the Company initiated proceedings at the 17th Civil Chamber specialized in Commercial Matters of the Superior Court of Justice of Lima for enforcement of the arbitration award. Based on the advice of counsel, such proceedings are expected to continue for five years or more. MTC’s objection to the enforcement proceedings was denied. MTC and PRONATEL should now file a payment schedule.

3.
In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. Evidentiary hearings took place in August and October 2021. In February 2022, the parties submitted their closing arguments. The final hearing took place on March 23, 2022. On June 16, 2022, the arbitration tribunal issued an arbitration award ordering MTC and Pronatel to pay GTH Peru approximately $15,000. MTC and Pronatel may appeal this determination.

4.
In 2018, Gilat Networks Peru S.A. ("GNP"), the Company’s subsidiary in Peru, won a government bid for two additional regional projects in the Amazonas and Ica regions in Peru for PRONATEL with a contractual value of approximately $154,000. GMC Engineering Solutions and SATEL Comunicaciones y Datos, two of the three entities in the losing bidder consortium, applied to the superior court in Lima to cancel the bid and obtained a preliminary injunction against the award. Although the lawsuit did not name GNP as a defendant, the subsidiary was served as an interested third party in the process and filed its objection and defenses. Currently, following PRONATEL’s request, GNP continues performing these projects. Based on the advice of counsel, the Company believes that the chances of success of the proceedings seeking to cancel the bid are remote. On June 28, 2022 the court issued a resolution ordering the Private Investment Promotion Agency in Peru ("Proinversion"), a Peruvian government agency, to reimburse GMC the amount of the bid bond that, according to the court, were wrongly forfeited. This resolution is against Proinversion and it can be considered favorable to the Company as it expressly states that the ICA and Amazonas project cannot be cancelled. This resolution is being appealed by Proinversion.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-COMMITMENTS AND CONTINGENCIES (Cont.)

The Company is also in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

b.	Guarantees:

As of June 30, 2022, the aggregate amount of bank guarantees outstanding in order to secure the Company's various obligations was $91,012, including an aggregate of $87,851 on behalf of its subsidiaries in Peru. In order to secure these guarantees the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has $1,205 of restricted cash to secure these guarantees.

All of the above guarantees are performance guarantees for the Company's own performance, in accordance with ASC 460, "Guarantees" ("ASC 460"), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no guarantees have ever been exercised against the Company.

c.	Commitments:

During the six months ended June 30, 2022, the Company has not entered into any new commitments with material effect on the Company’s condensed interim consolidated financial statements.

NOTE 7:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized loss related to derivative instruments, within payroll expenses in the condensed interim consolidated statements of income (loss) of $626 and $48 for the six months ended June 30, 2022 and 2021, respectively.

The fair value of derivative instruments in the condensed interim consolidated balance sheets amounted to ($1,747) and $24 as of June 30, 2022 and December 31, 2021, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 7:-	DERIVATIVE INSTRUMENTS (CONT.)

The estimated net amount of the existing loss that are reported in accumulated other comprehensive loss as of June 30, 2022 that is expected to be reclassified into the condensed interim consolidated statement of income (loss) within the next twelve months is $1,747.

NOTE 8:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

In October 2008, the compensation committee of the Company's Board of Directors approved the adoption of the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2022, the Company's Board of Directors approved, in the aggregate, an increase of 8,146,362 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 9,146,362. As of June 30, 2022, an aggregate of 169,375 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan during the six months ended June 30, 2022 have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 11 of the Notes to Company’s consolidated annual financial statements for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

Options granted to employees:

The fair value of the Company's stock options granted in the six months ended June 30, 2022 and 2021 was estimated using the following weighted average assumptions:

	Six months ended June 30,
	2022	2021

Risk free interest	1.41% - 2.84%	0.26% - 0.6%
Dividend yields	0%	0%
Volatility	51.45% - 51.85%	41% - 50%
Expected term (in years)	3.95 - 4.00	4.03 - 4.04

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 8:-SHAREHOLDERS' EQUITY (Cont.)

A summary of employee and director option balances under the 2008 Plan as of June 30, 2022 and changes during the six months then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	3,099,144	$7.8	4.5	$1,737
Granted	767,500	$8.3
Exercised	(207,500)	$5.7
Forfeited	(319,375)	$7.0

Outstanding as of June 30, 2022	3,339,769	$8.2	4.5	$92

Exercisable as of June 30, 2022	688,102	$7.7	3.2	$92

The weighted-average grant-date fair value of options granted to employees during the six months ended June 30, 2022 was $3.18. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts change based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended June 30, 2022 was $549.

c.	Dividends:

1.
In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.
In January 2021, the Company distributed a cash dividend in the amount of $35,003 or $0.63 per share. However, the Company has not adopted a general policy regarding the distribution of dividends and makes no statements as to the distribution of dividends in the foreseeable future.

3.
Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank; which was received for the above mentioned dividend.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-	OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the changes of accumulated other comprehensive loss, for the six months ended June 30, 2022:

	Six months ended June 30, 2022
	Foreign currency translation adjustments	Unrealized losses on cash flow hedges	Total

Beginning balance	$(6,365)	$8	$(6,357)

Other comprehensive loss before reclassifications	135	(2,397)	(2,262)
Amounts reclassified from accumulated other comprehensive income	-	642	642

Net current-period other comprehensive loss	135	(1,755)	(1,620)

Ending balance	$(6,230)	$(1,747)	$(7,977)

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

a.

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

b.	From 2018 until December 31, 2021, The Company had three operating segments: Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects.

c.
Commencing in the first quarter of 2022, in order to reflect the Company’s new management’s approach in the management of the Company’s operations, organizational alignment, customer base and end markets, the Company operates in three new operating segments, as follows:

•
Satellite Networks is focused on the development and supply of networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. The segment provides advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Segment’s customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage the segment’s technology and breadth of services to deploy and operate the ground-based satellite communication networks. The segment’s product portfolio includes a leading satellite network platform with high-speed VSATs, high performance on-the-move antennas, BUCs and transceivers.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

•
Integrated Solutions is focused on the development, manufacturing and supply of products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems and solutions, including airborne, ground-mobile satellite systems and solutions. The segment’s product portfolio includes leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. The segment’s customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, and NGSO gateway integrators.

•
Network Infrastructure and Services is focused on telecom operation and implementation of large-scale networks projects in Peru. The segment provides terrestrial (fiber optic and wireless network) and satellite network construction and operation. The segment serves customers through technology integration, managed networks and services, connectivity services, internet access and telephony over the segment’s networks. The segment implements projects using various technologies (including the Company’s equipment), mainly based on BOT and BOO contracts.

The Company evaluated whether the change in its operating segments, as described above, affects goodwill assignment to reporting units and concluded no re-assignment is needed. The carrying amount of the goodwill is associated with the Satellite Networks and Integrated Solutions segments.

d.	Information on the reportable operating segments:

1.	All the above segments changes were reflected through retroactive revision of prior period segment information.

2.
The measurement of operating profit (loss) in the reportable operating segments is based on the same accounting principles applied in these condensed interim consolidated financial statements and includes certain corporate overhead allocations.

3.	Financial information relating to reportable operating segments:

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Six months ended June 30, 2022
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total

Revenues	$51,627	$29,397	$25,839	$-	$106,863

Operating profit (loss)	(1,841)	265	2,482	(439)	467
Financial expenses, net					(1,663)
Loss before taxes on income					(1,196)
Taxes on income					832
Net loss					(2,028)

Depreciation and amortization Expenses	$2,598	$1,413	$1,672	$-	$5,683

	Six months ended June 30, 2021
	Satellite Networks	Integrated Solutions	Network Infrastructure and Services	Unallocated	Total
					As Restated (1)

Revenues	$59,975	$18,836	$19,358	$-	$98,169

Operating profit (loss)	4,370	(3,961)	(4,376)	-	(3,967)
Financial expenses, net					(757)
Loss before taxes on income					(4,724)
Taxes on income					474
Net loss					(5,198)

Depreciation and amortization Expenses	$2,906	$1,269	$471	$-	$4,646

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

e.	Disaggregation of Revenues:

Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2022	2021
		As Restated (1)

Latin America *)	$36,191	$31,996
Asia Pacific	14,417	24,807
United States and Canada	40,152	28,726
Europe, the Middle East and Africa **)	16,103	12,640

	$106,863	$98,169

*)       Revenues attributed to Peru in the six months ended June 30, 2022 amounted to $ 25,839.

**)     Revenues attributed to Israel in the six months ended June 30, 2022 amounted to $ 1,390.

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

f.	The table below represents the revenues from major customers and their operating segments:

	Six months ended June 30,
	2022	2021
		As Restated (1)

Customer A - Network Infrastructure and Services	20%	16%
Customer B - Integrated Solutions	13%	*	)
Customer C - Satellite Networks	12%	*	)

*) Less than 10%

Customer A is located in Peru, Customer B is located in the European Union and Customer C is located in the United States.

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 11:-	INCOME TAXES

The Company’s six months tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. Income tax expense was $832 and $474 for the six months ended June 30, 2022 and 2021, respectively. The income tax expense for the six months ended June 30, 2022 is primarily related to the Company’s activity in the United States and Asia Pacific.

NOTE 12:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company entered into a number of agreements for the purchase of infrastructure, construction and services from C. Mer Industries Ltd. ("C. Mer"), a publicly traded company in Israel (TASE). As of June 30, 2022, the Company's largest shareholder, FIMI Opportunity Funds ("FIMI"), holds approximately 36.6% of C. Mer's share capital and representatives of FIMI serve on C. Mer’s board of directors.

b.
In December 2015 the Company entered into a memorandum of understanding with Orbit Communication Systems, ("Orbit"), a publicly traded company in Israel (TASE), for development and manufacture of an antenna for an aggregate amount of approximately $1,750. The memorandum specifies prices per additional product units ordered in the future by the Company. In August 2017, FIMI acquired approximately 33.4% of Orbit's share capital. As of June 30, 2022, FIMI holds approximately 31.34% of Orbit share capital and representatives of FIMI serve on Orbit's board of directors.

In addition, Euclid Ltd. ("Euclid"), a supplier of the Company, was fully acquired by Orbit in January 2022. The Company purchases antennas and related services from Euclid.

c.	The transactions with Company’s related parties were approved by Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 12:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Transactions with the related parties:
	Six months ended June 30,
	2022	2021*)
		As Restated (1)

Cost of revenues of products	$92	$368

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

*) Excluding transactions and balances with Euclid, which became a related party during January 2022.

e.	Balances with the related parties:

	June 30, 2022	December 31, 2021 *)

Trade payables	$14	$466

Accrued expenses	$182	$-

Other current assets	$428	$202

*) Excluding transactions and balances with Euclid, which became a related party during January 2022.

NOTE 13:-	RESTATEMENT OF PREVIOUSLY ISSUED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the impact of adjustments made in the Company’s revenues and cost of revenues in its condensed interim consolidated financial statements for the six months ended June 30, 2021. See Note 2 for additional information.

The condensed interim consolidated statements of cash flows are not presented in the following tables because there is no impact on total cash flows from operating activities, investing activities and financing activities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-	RESTATEMENT OF PREVIOUSLY ISSUED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Condensed Interim Consolidated Statements of Income (Loss):

	Six months ended June 30, 2021
	As Reported	Adjustments	As Restated
Revenues:
Products	$69,467	$(3,187)	$66,280
Services	32,169	(280)	31,889
Total revenues	101,636	(3,467)	98,169

Cost of revenues:
Products	53,411	(3,494)	49,917
Services	19,153	-	19,153
Total cost of revenues	72,564	(3,494)	69,070

Gross profit	29,072	27	29,099
Operating loss	(3,994)	27	(3,967)
Loss before taxes on income	(4,751)	27	(4,724)
Net loss	$(5,225)	$27	$(5,198)

*) Adjustment for total basic and diluted loss per share is lower than $0.01

Condensed Interim Consolidated Statements of Comprehensive Income (Loss):

	Six months ended June 30, 2021
	As Reported	Adjustments	As Restated

Net loss	$(5,225)	$27	$(5,198)
Comprehensive loss	$(5,402)	$27	$(5,375)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 14:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

1.	Numerator:

	Six months ended June 30,
	2022	2021
		As Restated (1)

Numerator for basic and diluted loss per share -
Net loss available to holders of ordinary shares	$(2,028)	$(5,198)

(1) The Company restated previously issued condensed interim consolidated financial statements. See Note 2 and Note 13 for additional information.

2.	Denominator:

	Six months ended June 30,
	2022	2021

Denominator for basic loss per share -
Weighted average number of shares	56,574	56,270
Add - employee stock options	-	-
Denominator for diluted loss per share - adjusted	56,574	56,270

The total number of potential shares related to the outstanding options excluded from the calculations of diluted loss per share, as they would have been anti-dilutive, were 3,339,769 and 2,844,751 for the six months ended June 30, 2022 and 2021, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 15:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION
Other current assets:

	June 30, 2022	December 31, 2021

Governmental authorities	$4,522	$3,727
Prepaid expenses	8,905	5,857
Deferred charges	5,144	1,600
Advance payments to suppliers	2,074	1,279
Other	1,813	2,144

	$22,458	$14,607